Burleigh House
Chapel Oak
Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045

07021769

MISYS

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:sandy.sunnar@misys.co.uk

8 March 2007

SUPPL

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed a copy of the Misys plc Strategy Announcement. This is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Sandy Sunnar
Secretariat Manager

Enc

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

Registered Office: Burleigh House Chapel Oak Salford Priors EVESHAM WR11 8SP
Registered in England Number 1360027 VAT Registered Number 488 0035 39

REG-Misys PLC <MSY.L> Strategy Announcement
Released: 08/03/2007

RNS Number:5588S
Misys PLC
08 March 2007

8 MARCH 2007
FOR IMMEDIATE RELEASE

MISYS plc - STRATEGY ANNOUNCEMENT

CEO MIKE LAWRIE UNVEILS
NEW STRATEGY AND AGREEMENT ON SALE OF SESAME

New Strategy

Misys Chief Executive, Mike Lawrie, is today (8 March 2007) outlining the company's new strategic plan. Misys' strategy is to be the leading application software and services provider to the financial services and healthcare industries by providing customers integrated, comprehensive solutions. Misys today also announces it has reached an agreement in principle to sell a majority stake in Sesame to Sesame management.

The key strategic imperatives for Misys are:

- To drive the business toward providing software solutions and expand along more of the available value chain
- To develop a focused strategy and a simplified integrated portfolio for each business - Treasury & Capital Markets, Core Banking, Healthcare and Services
- To grow the business by developing successful partnerships and collaborations
- To revitalise the organisation by engaging more proactively with customers and partners and establishing clear accountability for delivering results
- To ensure that the business is innovative and better captures emerging market opportunities; and
- To deliver improved financial performance

Cost Savings and Reinvestment

- Annual cost savings of £25m anticipated in FY08, rising to £40m per year from FY2009
- Total reinvestment of £70m of these cost savings from FY08 through to FY11, with reinvestment of £15m in FY08, £25m in FY09, £20m in FY10, and £10m in FY11

One-off charges

- One-off cash costs related to process integration, property and other costs expected in the region of £40-50m, with cash impact expected to be up to £15m in FY07, £25m in FY08, with the remainder arising in following years
- Non cash asset write down expected of £60-70m, relating principally to loss on sale of Sesame and the write down of goodwill and capitalised R&D

Improved financial performance

- 3-5 year turnaround programme
- Targeting annual Group revenue growth of 2-4% by the mid point of turnaround programme, with annual revenue growth of 4-6+% by the end of turnaround programme
- Targeting Group operating margins of 15-18% by the mid point of turnaround programme, with margins of 18-20+% being targeted by the end of turnaround programme
- Improved productivity and a more efficient cost structure through the consolidation of real estate and development sites and, over time, the reallocation of some resources to priority areas such as services; together with the introduction of a global operating model involving back office process integration.

Agreement on Sale of Sesame

- Non-binding heads of agreement signed with Sesame management to purchase 60% of Sesame, subject to documentation and Financial Services Authority (FSA) and shareholder approval
- Misys to retain 40% shareholding
- £105m of cash and guarantee invested in the business
- Deferred benefits of up to £90m to arise from the release of existing regulatory capital guarantee provided to Sesame by Misys and the repayment of subordinated loan notes
- Deferred benefits expected to be paid over 8-10 years and dependent on future performance of Sesame
- No distributions may be paid in respect of equity shareholdings in Sesame until Misys receives the full amount of the deferred benefits
- Financial impact will be to reduce Misys Group annual revenues by approximately £350m and to reduce EPS by between 1 and 2 pence per share; sale will result in a loss on disposal of approximately £50m (principally goodwill)
- Misys to give minimal representations and warranties
- Upon completion, Sesame will be de-consolidated and Misys will not be subject to any additional capital injection requirements beyond existing regulatory capital guarantee
- Aim of transaction is to maintain the financial and operational stability of the Sesame business whilst enabling Misys to exit its investment in Sesame
- The finalisation of documentation with Sesame management will become binding subject to the approval of a change of control by the FSA and shareholders' approval. This process may affect the terms of the transaction as outlined. Misys has already commenced discussions of the proposed transaction with the FSA.

Mike Lawrie said, "Since joining Misys on 1 November 2006, I have spent a lot of time talking to customers, employees and shareholders to get their input on how we can improve the performance of Misys. Misys has great assets in its extensive customer base, its products and people. The turnaround strategy I am announcing today will build on these strengths to create a more customer-focused business with the capacity to deliver improved returns to shareholders. There is no quick fix and the turnaround process will take 3-5 years. To help me achieve this, I have built a seasoned executive team who can execute with urgency. We are confident that we are setting out achievable goals that will deliver long term value for shareholders, customers and employees alike."

(Ends)

WEBCAST AND DIAL IN

Mike Lawrie, Chief Executive, will host a strategy presentation this morning for analysts and investors. A live webcast of the presentation will be available on the Company's website at www.misys.com from 9.15 GMT today and will be available to view on demand from approximately 13.30 GMT.

A listen-only dial in facility will be available on +44(0)20 7806 1961.

An interview with Mike Lawrie, Chief Executive, will be available from 7.00 GMT today on www.misys.com and on www.cantos.com.

ANALYST / INVESTOR ENQUIRIES

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

END
MSCJRMMTMMMMTFR

Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045

MISYS

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:sandy.sunnar@misys.co.uk

9 March 2007

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed a copy of the Notice of EGM Stock Exchange Announcement, Notice of an Extraordinary General Meeting to be held on Thursday 29 March 2007 and Form of Proxy. This is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Sandy Sunnar
Secretariat Manager

Enc

RECEIVED

Registered Office: Burleigh House Chapel Oak Salford Priors EVESHAM WR11 8SP
Registered in England Number 1360027 VAT Registered Number 488 0035 39

Misys is... Customer focused



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REG-Misys: Notice of EGM <MSY.L>

Released: 09/03/2007

---

9 MARCH 2007
FOR IMMEDIATE RELEASE

MISYS plc - NOTICE OF EGM

Notice of Extraordinary General Meeting to approve the Misys Transformation Incentive Plan

Misys plc (the "Company") announces that today (9 March 2007) it is posting circular to shareholders (the "Circular") containing notice of an Extraordir General Meeting ("EGM") to be held on Thursday 29 March 2007 to approve the Misys Transformation Incentive Plan (the "Plan"). The purpose of the Plan is retain and incentivise the new executive team and senior managers at Misys.

Following the appointment of Mike Lawrie as Chief Executive on 1 November 2(the Company is driving a turnaround strategy to improve the performance of t business and returns to shareholders. The Company has identified a leadershi team of around 12 senior executives, most of whom are newly recruited, and a senior management group of a further 50, that the Board believes will play a critical role in the delivery of this strategy and the success of Misys.

The key features of the Transformation Incentive Plan include:

* The alignment of the incentive arrangements for participants with that c the Chief Executive, with the senior executives investing up to 50% of their gross salary in Misys shares

* No shares vest under the incentive arrangements unless stretching share price growth targets have been met

* The Plan is a one-off arrangement that replaces the grants of share opti and long-term incentive plan awards that senior executives and senior managers could have participated in until the financial year beginning 1 June 2008

The Company has today submitted to the UK Listing Authority copies of the Circular and the Form of Proxy relating to the EGM. Those documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at the Financial Services Authority, 25 T North Colonnade, Canary Wharf, London E14 5HS.

The Circular will shortly be available on the Misys plc website www.misys.cc

(Ends)

Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305

Mob: +44 (0) 7957 807721

Email: susan.cottam@misys.co.uk

Josh Rosenstock

Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910914

Email:
josh.rosenstock@misys.co.uk

END

MISYS

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about the contents of this document or about what action you should take, you should immediately seek personal advice from your stockbroker, bank manager, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all your ordinary shares in Misys plc (the "Company"), you should pass this document, together with the enclosed Form of Proxy, to the person through whom the sale or transfer was made for transmission to the purchaser or transferee.

Notice of an Extraordinary General Meeting which has been convened for Thursday 29 March 2007 at 4.00pm

Notice of an Extraordinary General Meeting of the Company, which has been convened for Thursday 29 March 2007 at 4.00pm at JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA, is set out at the end of this document.

To be valid, Forms of Proxy must be completed and returned in accordance with the instructions printed thereon so as to be received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6UP as soon as possible, but in any event, so as to be received by not later than 48 hours before the time appointed for holding the meeting.

MISYS

Registered number: 1360027
Registered office:
Burleigh House
Chapel Oak
Salford Priors
Evesham
WR11 8SP

9 March 2007

To: Misys ordinary shareholders and, for information only, to participants in certain of the Misys employee share plans

Dear Shareholder

PROPOSED NEW LONG TERM INCENTIVE ARRANGEMENTS

I have pleasure in sending you the Notice of an Extraordinary General Meeting ("EGM") of the Company which will be held on Thursday 29 March 2007 at 4.00pm at JPMorgan Cazenove Limited, 20 Moorgate, London, EC2R 6DA.

The EGM has been convened to consider a proposal to introduce a new share plan for executive Directors and the senior management team, the Misys Transformation Incentive Plan (the "Transformation Incentive Plan").

Accordingly, you are being asked to vote on the ordinary resolutions set out in the Notice of EGM that can be found at the end of this document.

Transformation Incentive Plan

As you will be aware, Misys has recently appointed a new Chief Executive, Mike Lawrie, who joined the Company on 1 November 2006. The Company is now focused on developing a turnaround strategy to improve the performance of the business going forward and drive greater value for shareholders.

As part of this process, the Company has identified a leadership team of around 12 senior executives (the majority of whom are newly recruited) and a senior management group of a further 50 or so who we believe will be fundamental to the delivery of this strategy and the success of Misys. In order to incentivise these individuals to deliver our challenging turnaround programme, we are proposing to introduce a one-off incentive arrangement – the Transformation Incentive Plan.

The Transformation Incentive Plan is based on the incentive arrangement introduced for the Chief Executive on his appointment to align his financial reward directly with the performance of Misys and the interests of shareholders. Under that arrangement, in return for a significant personal investment in Misys shares a matching award of performance shares and share options was made. No shares vest under this arrangement unless stretching absolute share price growth targets have been met.

It is considered vital that the goals of the leadership team be aligned and we are therefore proposing that the principles of the plan for the Chief Executive be extended to the senior executive team.

The main terms of the Transformation Incentive Plan are summarised in the Appendix to this letter, but the key features include:

- The Transformation Incentive Plan will provide a retention and incentive mechanism for two key populations over the turnaround period – the new executive team and key senior managers.
- The Transformation Incentive Plan is a one-off arrangement. It will replace the grants of share options and long term incentive plan awards that members of the executive team might otherwise have participated in, and awards under the Misys Share Award Plan that senior managers could have participated in, until the financial year beginning 1 June 2008.

- The Transformation Incentive Plan will align the incentive package of participants with the incentives available to the Chief Executive as:
  - the plan requires the executive team to invest 50 per cent of their gross salary in Misys shares in order to participate, thereby creating an ownership culture for the executive team; and
  - all participants will only benefit if absolute returns for shareholders are delivered by achieving stretching share price growth targets. The targets for the Transformation Incentive Plan will follow closely those that apply to the plan for the Chief Executive over the five years from his appointment.

Recommendations

Your Directors believe that the establishment of the Transformation Incentive Plan is in the best interests of the shareholders as a whole and they unanimously recommend that you vote in favour of the resolutions at the EGM, as they intend to do in respect of their own beneficial holdings.

Yours sincerely

Sir Dominic Cadbury
Chairman

9 March 2007

Appendix

Summary of the Misys Transformation Incentive Plan

1. General

The Transformation Incentive Plan will enable selected executive Directors and employees of Misys plc and its subsidiaries (the "Group") to be granted awards ("Awards") in respect of ordinary shares in the capital of the Company.

Awards granted under the Transformation Incentive Plan are not transferable (except on death). Benefits under the Transformation Incentive Plan are not pensionable benefits.

The operation of the Transformation Incentive Plan will be overseen by the Remuneration Committee, which consists entirely of non-executive Directors.

Two types of Awards may be granted under the Transformation Incentive Plan:

- "Executive Team Awards" – these Awards will be granted to the senior executive team within the Group - broadly the top 12 individuals; and
- "Senior Management Awards" – these Awards will be granted to a wider group of key senior managers, approximately a further 50 people.

Executive Team Awards will comprise grants of share options with a market value exercise price and grants of performance shares that can deliver the full value of shares. Performance shares may be in the form of either options to acquire shares for nil-cost, or contingent allocations where shares are received on vesting. There will be an equal number of shares subject to share options and subject to performance shares in each Executive Team Award that is granted. Senior Management Awards will be grants of performance shares only.

Awards under the Transformation Incentive Plan may be satisfied by new shares issued at par, shares purchased in the market by an employees' trust or by the transfer of treasury shares.

2. Eligibility

Under the Transformation Incentive Plan all employees of the Group (including executive Directors of the Company) are eligible to participate at the discretion of the Remuneration Committee.

3. Grants of Awards

The Transformation Incentive Plan is intended to operate as a one-off incentive for participants. No Awards will be granted after 31 January 2009. Initial Awards will be granted either:

- in the period of six weeks following approval of the Transformation Incentive Plan by the Company's shareholders at the EGM; or
- in the period of six weeks following the announcement by the Company of its results for financial year 2006/2007.

After these periods, Awards may also be granted:

- within 28 days of a person commencing employment with the Group;
- in respect of Senior Management Awards to be made to a person who has commenced employment with the Group or who has not previously been selected for participation in the Transformation Incentive Plan, within six weeks of the announcement by the Company of its results for any period; or
- exceptionally, and subject to the Model Code and other relevant restrictions on dealings with shares, on any other day on which the Remuneration Committee determines that exceptional circumstances exist.

If regulatory or statutory restrictions prevent Awards from being granted in these periods, the Awards may be made after the removal of all such restrictions.

No payment will be required for the grant of an Award.

4. Individual Limits and Investment Shares

The maximum value of shares over which Executive Team Awards may normally be granted is as follows, although in some cases smaller Awards may be made:

- shares worth 250% of an individual's base salary may be granted as share options; and
- shares worth 250% of an individual's base salary may be granted as performance shares.

In order to provide flexibility to meet potential recruitment needs, the Remuneration Committee may authorise Executive Team Awards of share options and performance shares over shares worth (respectively) up to 350% of base salary, although there is no current intention to utilise these limits.

It is intended that the maximum value of shares over which Senior Management Awards may be made will not normally exceed 100% of an individual's base salary. However, in order to provide flexibility to meet recruitment or retention needs, the Remuneration Committee may grant Senior Management Awards over shares worth 200% of an individual's base salary.

Share options granted for Executive Team Awards will have an option price that will not be less than the market value of shares when the Award is made, but for the purposes of calculating individual limits, the Company will use share prices at either the Award Date or, in respect of Awards to new joiners only, the date on which a participant joins the Company.

To receive an Executive Team Award, a participant must commit to acquiring Misys shares ("Investment Shares") with a value equivalent to 50% of the individual's gross salary (as at the Award Date) within two years of the date of the Award. A participant must then retain the Investment Shares until 1 November 2011 or, if sooner, until Awards have fully vested. However, in limited circumstances (and only for participants who are not main board members) the Remuneration Committee may permit some disposal of Investment Shares before Awards vest fully, but only in proportion to any Award Shares that have already been released to the participant. In all circumstances, any disposals of Investment Shares that a participant is required to retain will result in any unvested Awards lapsing on a pro-rata basis.

Deferred Shares awarded under the Misys Senior Executive Bonus Plan that represent amounts of earned annual bonus which are deferred may be counted towards the Investment Shares requirement, but only in respect of the equivalent after tax value of the amount of deferred annual bonus.

5. Dilution Limit

Awards may be granted over unissued or existing shares. No Award may be granted under the Transformation Incentive Plan if it would cause the number of new shares issued or issuable pursuant to Awards and options granted in the preceding 10 years under any of the Misys share plans to exceed 10% of the Company's issued ordinary share capital at the proposed date of grant. If Awards are to be satisfied by a transfer of existing shares, the percentage limit stated above will not apply. In accordance with the current Association of British Insurers guidelines, the 10% limit will apply to Awards satisfied by the transfer of treasury shares.

To preserve the Company's dilution capacity, share options granted as part of Executive Team Awards may be structured as stock settled share appreciation rights so that only shares with a value equivalent to any gain on share options will be issued at option exercise. Until share options are exercised, the full number of shares subject to share options will count towards the dilution limit.

Appendix
continued

6. Vesting of Awards and Performance Conditions

Awards under the Transformation Incentive Plan will be subject to a performance condition (the "Performance Condition") that allows for vesting based on growth in the Company's share price over a performance period. As explained in the Chairman's letter, these targets will be based on the targets that apply to the plan established for the Chief Executive at the time of his recruitment. The targets for the Chief Executive's plan are as follows:

Share price (highest average over 20 consecutive days during the performance period)	% of Award that vests
<£2.25	0%
£2.25	12.5%
£2.50	25%
£3.00	50%
£3.50	75%
£4.00	100%

(Straight line-vesting between each point)

The assessment of the extent to which the Performance Condition has been met will be based on the highest average share price over a period of 20 consecutive trading days during the performance period. Closing mid market prices will be used for this purpose. As an additional underpin, no portion of an Award will vest unless the share price at a Release Date (see below) is at least £2.25. The base share price at the Award date from which growth will be measured will also be calculated on the basis of a 20 consecutive trading day average.

The vesting schedule set out above will be reviewed prior to the grant of any Award. If the base share price at the Award date is above the lowest threshold shown above (£2.25), then the threshold entry level will be adjusted so that the average share price has to increase by a minimum of 10 pence from the Award date in order for any portion of the Award to vest, with pro rata entry to the vesting schedule from that point. For example, in the event that the average share price is £2.30 at the Award date, no portion of the Award would vest until an average share price of £2.40 had been achieved. In this case, 12.5% of the Award will vest for reaching an average share price of £2.40 with 25% vesting for reaching an average share price of £2.50. In no case will the targets be lower than those shown in the above table.

The performance period for all Awards will be aligned with that established for the Chief Executive's plan, i.e. performance will be measured over the period to 1 November 2011. Shares which are earned over this period would only be released to participants on three dates ("Release Dates") the first of which will normally be three years from the date on which the first Awards are made following the EGM (March or April 2010), then at 1 November 2010 and at 1 November 2011.

The Remuneration Committee may adjust the share price targets set for Awards in the event of either material changes to the Company's share capital (such as a consolidation) and/or returns to shareholders above the regular annual dividend provided that, in the Remuneration Committee's opinion, the adjusted targets are not more easy or difficult to satisfy than the original targets when these were first set.

If an individual is to be granted an Award after the initial grants of Executive Team Awards and Senior Management Awards have been made, the individual's Award will still vest over the fixed performance period that is described above but the quantum of the Award will be reduced to reflect the shorter performance period.

7. Cessation of Employment

If a participant leaves the Group, his or her unvested Awards will normally lapse. However, if the reason for a participant leaving is death, injury, disability or any other circumstances at the Remuneration Committee's discretion, then any unvested Awards held by the participant may vest subject to achievement of the Performance Condition at that date. Additionally, any such participant's Awards will be reduced on a time pro-rated basis (although the Remuneration Committee will retain a discretion to vary the application of time pro-rating to the Award if it considers this appropriate).

In the event of a sale of a participant's employing business or company, a participant's entitlement to his or her Awards shall be calculated at that point, applying the Performance Condition to the date of such sale. Any such entitlements will become available to the participant only if he or she then remains with the employing business or company for a further period of six months following the sale (although for consistency of treatment with other participants, if a Release Date occurs in this six month period then the vested Awards would be released at that time).

8. Takeover, Reconstruction etc

In the event of a takeover of the Company, unvested Awards can vest subject to the application of the Performance Condition until the time of the takeover.

Additionally, in the event of a scheme of arrangement (not being an internal corporate reorganisation), a winding-up of the Company or (at the discretion of the Remuneration Committee) a demerger, the Remuneration Committee may determine that a proportion of any unvested Awards may vest, calculated on the same basis as for a takeover of the Company.

9. Adjustment of Awards

If there is a rights or capitalisation issue, sub-division, consolidation, reduction or other variation of the Company's ordinary share capital, or the implementation by the Company of a demerger or payment of a special dividend which would otherwise materially affect the value of an Award, the Remuneration Committee may adjust the number of shares subject to Awards, and any amounts payable to exercise share options.

10. Rights attaching to Shares

Shares allotted or transferred under the Transformation Incentive Plan will rank alongside shares of the same class then in issue. The Company will apply to the UK Listing Authority for the listing of any newly issued shares.

11. Amendments

The Remuneration Committee may amend the Transformation Incentive Plan. However, the provisions governing eligibility requirements, equity dilution, individual award levels, the basis for determining participants' rights to acquire shares and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of participants without the prior approval of the Company's shareholders in general meeting. There is an exception for minor amendments to benefit the administration of the Transformation Incentive Plan, to take account of a change in legislation or developments in the law affecting the Transformation Incentive Plan or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Transformation Incentive Plan or for any member of the Group.

The Directors may also establish further schedules to or new plans based on the Transformation Incentive Plan for non-UK participants, provided that the individual limits and dilution limits of the Transformation Incentive Plan apply to any Awards made.

This summary does not form part of the rules of the Transformation Incentive Plan and should not be taken as affecting the interpretation of their detailed terms and conditions. The Directors reserve the right up to the time of the EGM to make such amendments and additions to the rules of the Transformation Incentive Plan as may be necessary to take account of comments of the UK Listing Authority and otherwise provided that such amendments do not conflict in any material respect with this summary.

Notice of Extraordinary General Meeting

Notice is hereby given that an Extraordinary General Meeting of Misys plc (the "Company") will be held on Thursday 29 March 2007 at 4.00pm at JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA, to consider and, if thought fit, pass the following resolutions as ordinary resolutions.

Ordinary resolutions

Resolution 1

That the Directors be and are hereby authorised to establish The Misys Transformation Incentive Plan (the "Transformation Incentive Plan"), a copy of the draft rules of which has been produced to the meeting and initialled by the Chairman (for the purposes of identification only) and a summary of the main provisions of which is set out in the Appendix of the letter to Shareholders dated 9 March 2007.

Resolution 2

That the Directors be and are hereby authorised to establish schedules to or further share plans based on the Transformation Incentive Plan, but modified to take account of local tax, exchange control or securities laws in overseas territories provided that any shares made available under any such schedules or further plans are treated as counting against the limits on individual and overall participation in the Transformation Incentive Plan.

By order of the Board

Dan Fitz
Company Secretary
9 March 2007

Registered office:
Burleigh House
Chapel Oak
Salford Priors
Evesham
WR11 8SP

Registered number: 1360027

Notes

01. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company.

02. To be valid, a proxy form, one of which is enclosed, must be lodged with the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6UP not later than 48 hours before the time fixed for the meeting. The appointment of a proxy does not prevent a member from attending the meeting and voting in person, in which case any votes of the proxy will be superseded.

03. Members may submit their proxies electronically at www.sharevote.co.uk using the reference number, card ID and account number given on the Form of Proxy.

04. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Extraordinary General Meeting to be held on 29 March 2007 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.

    In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

    CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

    The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

05. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only those members registered on the register of shareholders of the Company at 6.00pm on 27 March 2007 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their names at that time. Changes to entries on the register after 6.00pm on 27 March 2007 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

06. A copy of the Misys Transformation Incentive Plan will be available for inspection at the offices of Pinsent Masons, CityPoint, One Ropemaker Street, London, EC2Y 9AH during normal business hours from the date of this notice until the conclusion of the meeting and at the place of the Extraordinary General Meeting for at least 15 minutes before and during the meeting.

Misys plc
Shareholder Admittance Card

Extraordinary General Meeting of the Company to be held at JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA on Thursday 29 March 2007 at 4.00pm.

Admittance Card

An Extraordinary General Meeting of Misys plc ("EGM") will be held at 4.00pm on Thursday 29 March 2007 at JPMorgan Cazenove Limit 20 Moorgate, London EC2R 6DA. A map showing the location of the venue is provided on the reverse of this card.

If you intend to come to the EGM, please bring this admittance card with you and hand it to the Registrars to facilitate the check-in arrangements.

If you are unable to attend the meeting, you can appoint another person as your proxy to attend the meeting and vote on your behalf. Please see the notes below. You may submit your proxy instructions electronically at www.sharevote.co.uk. Alternatively, CREST member can submit their vote through the CREST electronic proxy appointm service. Please see the notes on page 6 of the accompanying EGM Notice, which are incorporated by reference.

If you wish to appoint your proxy by post, please complete the pre-pa proxy form opposite using black ink, and send it to Lloyds TSB Registra

Appointment of a proxy will not prevent you from attending and votin at the meeting if you decide to do so.

Notes to the Form of Proxy

01 If you wish to appoint any other proxy (not necessarily a sharehold of the Company), please write their name in the space provided (marked by *). Please initial any amendments to the form.

02 In the case of joint holders, the senior who submits a vote shall b accepted to the exclusion of the votes of any joint holders. Senior is determined by the order of the names in the register of member

03 To be valid the shareholder(s) or their agent must sign the proxy form. A corporation must appoint its proxy either under its comm seal or under the hand of an agent or a duly authorised officer of the corporation.

04 To be valid for use at the meeting, this form, together with any applicable power of attorney or other authority under which it is signed or a duly certified copy, must be received at the address of the Registrars given on the reverse of the form not later than 48 hours before the time of the meeting.

05 Resolutions 1 and 2 are proposed as Ordinary Resolutions.

06 Please note that "Withheld" is not a vote in law and will not be counted in the calculation of the proportion of the votes "For" and "Against" a resolution. It is provided to enable shareholders to evidence their concern about a particular issue.

Form of Proxy

For use at the Extraordinary General Meeting to be held at JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA on Thursday 29 March 2007 at 4.00pm.

Reference Number | **Card ID** | **Account Number**

I/We hereby appoint the Chairman of the meeting or *

[see note 01] as my/our proxy to vote for me/us on my/our behalf at the EGM and at any adjournment of it. Unless otherwise indicated and upon any matter properly before the meeting but not referred to below, my/our may exercise his/her discretion as to how he/she votes and whether or not he/she abstains from voting.

Please indicate with a mark ☒ in each case how you wish your vote to be cast.

Vote	For	Against
01 To authorise the Directors to establish The Misys Transformation Incentive Plan	☐	☐
02 To authorise the Directors to establish schedules to or further share plans based on The Misys Transformation Incentive Plan for use outside the UK	☐	☐

Date

Signed

0174-021-9

MISYS

The Extraordinary General Meeting of Misys plc
will be held at JPMorgan Cazenove Limited,
20 Moorgate, London EC2R 6DA,
on Thursday 29 March 2007 at 4.00pm.

How to get to 20 Moorgate



London Wall
Copthall Ave
Copthall Av
Angel Ct
JPMorgan Cazenove
Moorgate
Great Swan Alley
Telegraph St
King's Arms Yard
Lothbury
Bank of England
Bank
Prince's Street
Coleman St
Basinghall Ave
Basinghall St
Fore St
Gresham St
Poultry
Cheapside
King St
Queen St

By car
The nearest NCP is at Finsbury Square, at the north end of Moorgate.
There is also public parking at the Barbican Centre.

By Tube
Bank Station: Circle Line, District Line, Northern Line, Waterloo & City Line.
Moorgate Station: Hammersmith & City Line, Circle Line, Metropolitan Line, Northern Line.

By bus
The following buses pass the front entrance: 43, 141, 21 and 76.

Wheelchair access
The building is wheelchair accessible and a lift is available from the Ground Floor to the First Floor Auditorium.

BUSINESS REPLY LICENCE NO.
SEA 7112

Lloyds TSB Registrars
The Causeway
Worthing
BN99 6UP

Rule 12g3-2(b) File No. 82-

END